Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS FOR THE THIRD QUARTER OF 2006

MONTREAL, October 26, 2006 – For the three-month period ended on September 30, 2006, Richmont Mines reported a net loss of $437,952, or $0.02 per share, compared with a net loss of $1,389,743, or $0.07 per share, in 2005. The difference of $951,791 is mainly due to more than a 100% increase of ounces of gold sold, compared with the same quarter in 2005, as well as an increase in the average selling price in 2006. Cash flow from operations totalled $400,086 for the third quarter of 2006, compared with $250,040 in 2005. During the period of three months ended on September 30, 2006, 10,653 ounces of gold were sold at an average price of US$611, compared with an average price of US$438 for 4,931 ounces of gold sold for the same period in 2005.

For the nine-month period ended on September 30, 2006, Richmont Mines recorded net earnings of $716,446, or $0.03 per share, compared with a net loss of $2,459,493, or $0.14 per share, in 2005. The $3,175,939 difference is mainly due to the recovery of future mining and income taxes of $2,589,537 in 2006. Cash flow from operations generated funds of $2,578,666, compared with the use of funds of $994,198 in 2005. During the nine-month period ended on September 30, 2006, 35,764 ounces of gold were sold at an average price of US$599 per ounce, compared with 30,594 ounces of gold at an average price of US$437 for the same period in 2005.

SUMMARY OF OPERATIONS

Beaufor Mine

Three-month period ended September 30, 2006

For the three-month period ended September 30, 2006, 36,942 tonnes of ore were transported to the mill. In all, 27,052 tonnes of ore at an average recovered grade of 5.75 g/t were milled, yielding 5,000 ounces of gold sold at an average price of US$609. For the same period in 2005, 29,945 tonnes of ore at an average recovered grade of 5.12 g/t were milled, yielding 4,931 ounces of gold sold at an average price of US$438, while a two month production shut down was necessary to advance underground development.

For the third quarter of 2006, the production rate was mainly affected by the reduced availability of long-hole stopes. This situation can be explained by the absence of continuity in mineralized zones located east of the Beaufor property. Combined with higher prices for consumables and energy, higher wage expenses and the appreciation of the Canadian dollar relative to the US dollar, this situation is mainly responsible for the increase in cash production costs, which rose from US$440 per ounce in the third quarter of 2005 to US$557 per ounce during the same quarter in 2006.

Nine-month period ended September 30, 2006

For the nine-month period ended September 30, 2006, 112,492 tonnes of ore at an average recovered grade of 5.60 g/t were milled, thus yielding 20,265 ounces of gold, sold at an average price of US$598. During the corresponding period in 2005, 156,649 tonnes of ore at an average recovered grade of 6.01 g/t were milled, thus yielding 30,287 ounces of gold, sold at an average price of US$437. The downturn in production resulting from lesser quantities of ore and lower grades, coupled with higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar all contributed to the increase in the production cash cost, from US$352 for the first nine months of 2005, to US$588 for the same period in 2006.

Beaufor Mine Outlook

Since the first quarter of 2005, the results for Beaufor Mine have been below expectations. The problem identified can be summarized to stopes located in narrow mineralized zones in which development cannot confirm definition drilling despite sustained underground development in the east sector. Following the evaluation of different options considered for the Beaufor Mine, Richmont Mines will increase exploration work and it expects to undertake a program to conduct 20,000 metres of drilling to identify significant mineral zones on the Beaufor property. Several exploration targets of interest have been identified and will be evaluated throughout the upcoming months. In order to do so, underground definition drilling has been suspended in order to prioritize the development of this exploration program and the production rate will be reduced.

During the fourth quarter of 2006, Richmont Mines expects a production of 35,000 tonnes of ore at an average recovered grade of 5.00 g/t, thus yielding 5,500 ounces of gold.

For 2007, a production of approximately 100,000 tonnes of ore at an average grade of 6.5 g/t, thus yielding 20,000 ounces of gold, is expected. Approximately 35,000 tonnes of ore will come from the mineralized zone located near the Beaufor fault, accessible through the ramp located below level 20. This production decrease causes a workforce reduction of approximately 26 employees. Golder Associates has recently been mandated to prepare a reserve report, which should be available by the end of the year. The value of the assets of this property will be reassessed when this information will be available.

East Amphi Mine

Three-month period ended September 30, 2006

During the third quarter of 2006, 48,845 tonnes of ore at an average recovered grade of 3.60 g/t were milled, thus yielding 5,653 ounces of gold, sold at an average price of US$613. Despite a lower grade than expected, the production cash cost at US$488 per ounce was in line with expectations.

During this period, Richmont Mines evaluated the potential of zones A3 as well as B2 and B North, which are located west of the deposit and below level 200 respectively, and which were defined as the most interesting known targets of the deposit where probable reserves had been identified. In all, 2,395 metres of drilling were completed. The results obtained were below expectations, so the Company will not proceed with the development of these zones. Mining will continue in zone B2, where approximately 130,000 tonnes of ore will be mined.

Nine-month period ended on September 30, 2006

In 2006, the East Amphi Mine, brought into commercial production on February 1, 2006, supplied 138,784 tonnes of ore at an average recovered grade of 3.47 g/t, thus yielding 15,499 ounces of gold, sold at an average price of US$600. The production cash cost per ounce of US$507 during this period is in line with expectations.

East Amphi Mine Outlook

During the fourth quarter of 2006, Richmont Mines expects production of 54,000 tonnes of ore at an average recovered grade of 3.6 g/t, thus yielding 6,000 ounces of gold.

EXPLORATION AND BUSINESS DEVELOPMENT

Island Gold advanced exploration project

Three-month period ended September 30, 2006

During the third quarter of 2006, an investment of $7,316,695 was made to continue the development and advance exploration work on the Island Gold property. The underground exploration drilling, required to calculate mineral reserves, carried out in the Island zone is in progress. An underground and surface exploration program for the Lochalsh and Goudreau had been performed and the logging and interpretation are in process. Exploration work will continue to be carried out during the fourth quarter, and the data collected will complement that gathered for calculating reserves. Total excavations reached 769 metres and the ramp now has a vertical depth of 305 metres and continues towards level 340.

Last May, Richmont Mines made a commitment with the Autorité des marchés financiers (AMF) that the Company would file a technical report to conform with Regulation 43-101 in force in Canada, prepared by an external consultant, no later than November 30, 2006. An independent firm has been mandated to prepare the resources calculation and the report will be filed on time.

The mill was gradually put into production in the middle of September. Approximately 2,300 tonnes of mineralized material were milled last month whereas in the first 20 days of October, approximately 7,000 tonnes were milled at an average rate of 350 tonnes per day. The production target of 500 tonnes per day was reached during this period. Although many minor adjustments were carried out, no major breakdown of the major components was identified. The first gold bar should soon be poured and the metallurgical results obtained will be used for the reserves calculation.

The current strength of the mining industry is causing some delays in moving ahead with exploration and development work. These delays are mainly due to the limited supply of qualified workers and of suppliers of specialized goods and services, as well as delays in analytical processes by outside laboratories. As a result of these delays, Richmont Mines expects that the calculation of proven and probable reserves will be available in January 2007.

Nine-month period ended September 30, 2006

For the first nine months of the current fiscal year, an investment of $17,842,137 was made to bring the Island Gold project closer to its production phase.

Exploration program on other properties

In the second quarter of 2006, in view of the increasing market price for gold, Richmont Mines developed an additional drilling program expected to cost approximately $5.0 million dollars in 2006 and 2007 and targeting properties in important mining camps in Ontario, Quebec and Newfoundland, for which previous drillings have shown high gold grades.

In Newfoundland, 974 metres of drilling were completed on the Cripple Creek property. However, no significant value was identified following this program. In Quebec, exploration targets in the Beaufor sector, within the mining site as well as on the Courvan property were drilled. Compilation is under way and the preliminary results are encouraging.

OUTLOOK

Richmont Mines is currently focusing on the advancement of the Island Gold project in order to bring it into production.

The Beaufor Mine continues to be operated and many exploration targets will be examined during the upcoming months. At the East Amphi Mine, the B2 Zone continues to be operated and exploration work is planned for the Fourax property, located approximately two kilometers from the mine in the Malartic mining camp. Richmont Mines soon expects to begin work in the Francoeur Mine sector, mainly in the West zone.

InnovExplo was mandated to evaluate the overall potential of the Valentine Lake property in Newfoundland, and it concluded that the geological nature of the property was sufficient to justify further geological and structural studies and recommended additional exploration work on the property. Up to now, 17 zones of interest have been identified and certain zones will be examined during the fourth quarter of 2006 and further recommendations will follow.

Richmont Mines, which can count on working capital of $20,191,944 as of September 30, 2006, and having neither long-term debt nor forward sales contract on gold and currency, is in a good position to take advantage of the current favourable market conditions. It intends to complete its current projects, to evaluate potential projects and to proceed with strategic acquisitions to secure the Company’s growth.

Finally, on behalf of our team, we salute the exceptional contribution of the Honorable Gilles Loiselle, who has been a director with our Company for 10 years and who is now leaving his position as Director. We wish him the best of luck in all of his well-deserved retirement projects.

Martin Rivard
President and Chief Executive Officer

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this news release. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL DATA
	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Results ($)
Revenues	8,335,593	3,051,735	26,348,933	17,544,747
Net earnings (loss)	(437,952)	(1,389,743)	716,446	(2,459,493)
Cash flow from (used in) operations	400,086	250,040	2,578,666	(994,198)

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.02)	(0.07)	0.03	(0.14)

Weighted average number of common shares outstanding	24,237,853	19,484,591	22,458,943	17,284,327

Average selling price of gold per ounce	US$611	US$438	US$599	US$437

	September 30, 2006		December 31, 2005

Financial position ($)
Total assets		73,858,125		54,226,497
Working capital		20,191,944		21,877,251
Long-term debt		-		-
SALES AND PRODUCTION DATA
	Three-month periods ended September 30,
		Ounces of gold		Cash cost
	Years	Sales	Production	(per ounce sold)
Beaufor Mine	2006	5,000	4,974	US$557
	2005	4,931	4,302	US$440
East Amphi Mine	2006	5,653	5,634	US$488
	2005	-	-	-
Total	2006	10,653	10,608	US$520
	2005	4,931	4,302	US$440

	Nine-month periods ended September 30,
		Ounces of gold		Cash cost
	Years	Sales	Production	(per ounce sold)
Beaufor Mine	2006	20,265	20,190	US$588
	2005	30,287	31,008	US$352
East Amphi Mine	2006	15,499	14,298	US$507
	2005	-	-	-
Hammerdown Mine	2006	-	-	-
	2005	307	-	US$15
Total	2006	35,764	34,488	US$553
	2005	30,594	31,008	US$348
	Average exchange rate used for the third quarter of 2005: US$1 = CAN$1.21
		2006 estimated exchange rate: US$1 = CAN$1.13

For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex

Web Site: www.richmont-mines.com